Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Mohawk Industries Inc. (MHK)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Mohawk Industries Inc. (MHK)
Vote Yes: Item #5 – Racial Equity Audit

Annual Meeting: May 25, 2023

CONTACT: Olivia Knight | oknight@asyousow.org

THE RESOLUTION

BE IT RESOLVED:  Shareholders of Mohawk Industries urge the Board of Directors to oversee a racial equity audit analyzing Mohawk’s current DEI policies and practices and their effects on nonwhite stakeholders and communities of color. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be publicly disclosed on Mohawk’s website.

SUMMARY

The Proposal requests Mohawk Industries conduct and publish a third-party audit analyzing the Company’s current diversity, equity, and inclusion (“DEI”) policies and practices and their effects on nonwhite stakeholders and communities of color.

Mohawk scored a -2% on As You Sow’s 2023 Racial Justice Scorecard due to its lack of material progress on DEI disclosure & racial equity issues.1 The Company ranks in the bottom 10 in the Report’s Consumer Discretionary sector and ranks 946th out of 1,012 companies overall. These low scores are in part due to its extremely limited public DEI disclosure and lack of public information on its DEI policies or programs on its corporate website. Shareholders need transparency on Mohawk’s DEI policies and practices in order to ensure the Company is being proactive on these important issues. In addition to increased transparency, having the information verified by a third-party audit would increase confidence in Mohawk’s actions related to racial equity. A racial equity audit would provide an objective assessment of the depth and effectiveness of the Company’s policies, practices, products, and services related to its racial equity impact on nonwhite stakeholders and communities of color.

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1 https://www.asyousow.org/our-work/social-justice/racial-justice/

2023 Proxy Memo Mohawk Industries | Racial Equity Audit

RATIONALE FOR A YES VOTE

1.	Mohawk has not made public commitments to address racial equity issues ,and stakeholders have no ability to gauge the extent of such programs or their effectiveness.

2.	A racial equity audit would identify areas for strategic improvement and help to create strong corporate policies and practices to address DEI related issues.

DISCUSSION

1.	Mohawk has not made public commitments to address racial equity issues, and stakeholders have no ability to gauge the extent of such programs or their effectiveness.

Following George Floyd’s murder in 2020, more than half of companies in the Russell 1000 made some type of public statement in response to the incident, with many stating their support for racial justice and pledging to create internal DEI policies that can help lead to racial justice. Mohawk stayed silent during 2020. Mohawk’s public silence during that time period gave the appearance of indifference toward racial justice and equity issues and the far-reaching effects of systemic racism.

Shareholders seek transparency on Mohawk’s DEI policies and practices in order to ensure the Company is being proactive on these important issues. While other companies in the Consumer Discretionary sector have successfully pledged and followed through on disclosing key DEI metrics, including, but not limited to, EEO-1 data, Mohawk has been unwilling to disclose any metrics related to the racial and ethnic composition of its workforce.

Mohawk’s 2021 ESG Report claims:

Mohawk’s values include promoting opportunity, equity and inclusion and standing firmly against any forms of discrimination, harassment or retaliation. The Company’s nondiscriminatory policies and practices ensure that our equal-opportunity philosophy is actualized. Around the world, our businesses have many initiatives to increase inclusion, including the hiring of people with physical disabilities and increasing the number of women and other underrepresented individuals on the gender spectrum and BIPOC individuals in our workforce globally.” 2

Despite this statement, Mohawk provides no data on its actual performance in support of this statement. Further, the Company makes no mention of DEI policies, departments, or taskforces, leading stakeholders to question whether the Company has made any progress on addressing racial equity inside of the Company.

Progress towards a diverse workforce would benefit Mohawk long-term. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and see improved share value. These studies include:

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2 https://mohawkind.com/_pdf/Mohawk_2021_ESG_Report.pdf

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2023 Proxy Memo Mohawk Industries | Racial Equity Audit

●	As You Sow’s 2022 review of 277 EEO-1 reports which detail the diversity of a company’s workforce found a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[3]
●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[4]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[5]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[6]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return that was 5.8 percent higher than the 20 least-diverse companies.[7]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[8]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Mohawk’s lack of diversity and inclusion metrics undermines investors’ ability to assess and benchmark the Company’s corporate commitment to a diverse and inclusive workplace.

2.	A Racial equity audit would identify areas for strategic improvement and help to create strong corporate policies and practices to address DEI related issues.

Given that Mohawk has not made any public commitments related to racial equity, and has been unwilling to publicly provide DEI metrics, it is of the utmost importance that the Company conduct a third-party racial equity audit and publish a report of its findings to provide greater transparency for stakeholders and investors. An audit would provide foundational information related to the Company’s action on race-related issues, thereby paving the way to creating stronger policies and practices as needed to promote DEI and build racial equity into the foundation of Mohawk’s business practices.

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3 https://www.asyousow.org/report-pages/workplace-diversity-and-financial-performance

4 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

5 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

6 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

7 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

8 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

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2023 Proxy Memo Mohawk Industries | Racial Equity Audit

RESPONSE TO MOHAWK’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

•	In its statement of opposition to the resolution, the Board states that: “The Company’s publicly available Human Rights Policy codifies the Company’s commitment to protecting the rights of women, minorities and indigenous people, and to promoting diversity, equity and inclusion in the workplace by providing access to opportunity and training resources.”

In response, the Proponents note that a Human Rights Policy does not meet the request of the proposal. Through the racial equity audit and accompanying report, investors are seeking detailed, race-based metrics such as the information found in EE0-1 forms, and quantifiable standards and goals which shareholders can use to monitor corporate progress on DEI specifically focused on racial equity. A general Human Rights Policy does not equate to conducting an independent, third-party Racial Equity audit, nor does it specifically address the outcome of the Company’s DEI policies and actions. The audit report would assist the Company in building a measurable DEI plan for the future, specifically focusing on improving racial equity and representation within the Company and in its external actions.

Further, as noted above and in As You Sow’s Racial Justice Scorecard, peers are successfully providing detailed data and information related to DEI, as well as conducting independent third-party Racial Equity audits. Investors are looking for data and information to be displayed in a way that is material, transparent, and comparable to peers.

•	Mohawk also states in its opposition statement that: “the Company has prioritized recruitment efforts at historically black colleges and universities (HBCUs) as well as colleges and universities with large Hispanic student populations. In 2022, 46% of all U.S. based new hires identified as ethnically diverse, including 55% of all U.S.-based office new hires.”

The Proponents commend the Company’s recruitment efforts and the expansion of its hiring pipeline but see additional opportunities to expand and publicize its commitment and actions toward ensuring that the diversity achieved through hiring is retained.

As shown in Mohawk’s statement, the Company is already collecting certain data related to ethnicity and race. Investors seek additional disclosures that demonstrate that Mohawk is moving from telling investors it is building hiring pipelines to demonstrating that these pipelines have resulted in a DEI-centric work environment where employees of color are retained and promoted at the same rate as White employees. Publishing data related to recruitment, promotion, and retention based on race and ethnicity could help establish trust between the Company and its stakeholders that its actions match its statements. Conducting an audit would further highlight any potential issues between the recruitment of employees of color and the retention and promotion of those same employees, thereby creating a more meaningful assessment of DEI in the workplace.

•	The Board states: “The Company continues to invest in the communities where we operate and where the Company’s employees live and work.”

While the Company lists various initiatives focused on Latinx partnerships, the proponents believe this is not enough. The proposed audit would serve as a broad oversight of the Company’s current DEI policies and practices and their effects on nonwhite stakeholders and communities of color both locally and nationally. The audit process would be an opportunity to advance community connections and investment by creating opportunities for a variety of stakeholders to be consulted regarding the Company’s progress on DEI, including but not limited, to local communities, civil rights organizations, employees, and customers.

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2023 Proxy Memo Mohawk Industries | Racial Equity Audit

•	The Board states: “Forbes recognized the Company as a Top 200 ‘Best Employer’ for military veterans. In addition, in 2022, the Company launched its LeadHer initiative, which develops female representation among the Company’s leadership and promotes gender equity within the flooring industry by providing female leader accessibility and visibility, virtual engagement and mentorship . . . . we are delighted that our ESG efforts resulted in improved ratings from CDP and ISS in 2022.”

The Proponents appreciate Mohawk’s ongoing commitment to gender equity, military veterans, and ESG efforts. However, there are no accolades mentioned regarding race and ethnicity as an explicit focus of the Company. Investors seek to build Mohawk’s reputation as a DEI leader, and the benefits that go with it, by examining its policies and practices through a racial equity lens and assessing success and possible future actions through an independent, third-party audit. The proposed audit would be yet another accomplishment to be celebrated; it would also be a publicly stated commitment by Mohawk that the Company is committed to furthering racial equity both internally and externally.

CONCLUSION

Vote “Yes” on this Shareholder Proposal 5. The Company has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Mohawk specifically focused on race and ethnicity. The resistance to providing investors with the opportunity to examine its diversity policies and practices through a racial equity lens is concerning. A racial audit and report on findings can help drive beneficial DEI practices at Mohawk.

For questions, please contact Olivia Knight, As You Sow, oknight@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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